GERENCIA DE FINANCIAMIENTOS Y ANÁLISIS DE MERCADO

November 1, 2006

Securities and Exchange Commission

450 Fifth Avenue, N.W.

Washington, D.C. 20549

ATTN: Tim Geishecker

Re:	Pemex Project Funding Master Trust Registration Statement on Form F-4/A (Commission File No. 333-136674-04)

Ladies and Gentlemen:

On behalf of the Pemex Project Funding Master Trust (the “Master Trust”), I hereby request that the effectiveness of the above-captioned Registration Statement on Form F-4/A be accelerated to 2:00 p.m. on November 3, 2006, or as soon thereafter as practicable.

Petróleos Mexicanos and the Master Trust acknowledge that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Petróleos Mexicanos and the Master Trust from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	Petróleos Mexicanos and the Master Trust may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mauricio Alazraki Pfeffer

Mauricio Alazraki Pfeffer

Associate Managing Director of Finance

of Petróleos Mexicanos

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